

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Michael J. Hughes
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

Re: National Penn Bancshares, Inc.
Form 10-K for December 31, 2009
File Number 0-22537-01

Dear Mr. Hughes,

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief